

July 6, 2020

Benjamin Schlater
Chief Financial Officer
FERRO CORPORATION
6060 Parkland Boulevard
Suite 250
Mayfield Heights, Ohio 44124

> **Re: FERRO CORPORATION**
> **Form 10-K for the Year Ended December 31, 2019**
> **Form 8-K**
> **Filed March 2, 2020**
> **File No. 1-00584**

Dear Mr. Schlater :

We have reviewed your June 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2020 letter.

Form 8-K Filed March 2, 2020

Table 12, page 19

1. We note your response to prior comment 3. Please revise to label the measure "adjusted free cash flow." Please refer to Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

You may contact Nudrat Salik at (202) 551-3692 or Daniel Gordon at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences